Filed Pursuant to Rule 433

Registration File No. 333-285715

Supplementing the Preliminary

Prospectus Supplement

Dated June 11, 2025

PRICING TERM SHEET

THE AES CORPORATION

June 11, 2026

$600,000,000 5.200% Senior Notes due 2029

$400,000,000 5.750% Senior Notes due 2033

Summary of Terms

Issuer:	The AES Corporation (the “Company”)

Issue:	5.200% Senior Notes due 2029 (the “2029 Notes”) 5.750% Senior Notes due 2033 (the “2033 Notes” and, together with the 2029 Notes, the “notes”)

Maturity:

2029 Notes: July 15, 2029 (unless redeemed by the Company as described below under “Optional Redemption”)

2033 Notes: July 15, 2033 (unless redeemed by the Company as described below under “Optional Redemption”)

Principal Amount:	2029 Notes: $600,000,000 2033 Notes: $400,000,000

Price to Public:	2029 Notes: 99.946%, plus accrued interest, if any. 2033 Notes: 99.740%, plus accrued interest, if any.

Coupon (Interest Rate):	2029 Notes: 5.200% 2033 Notes: 5.750%

Yield to Maturity:	2029 Notes: 5.217% 2033 Notes: 5.794%

Spread to Benchmark Treasury:	2029 Notes: +110 bps 2033 Notes: +147 bps

Benchmark Treasury:	2029 Notes: UST 3.875% due May 15, 2029 2033 Notes: UST 4.250% due May 31, 2033

Interest Payment Dates:	January 15 and July 15 of each year, commencing on January 15, 2027

Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the Issuer will be required to offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

Optional Redemption:

Prior to: (i) in the case of the 2029 Notes, June 15, 2029 (one month prior to their maturity date) and (ii) in the case of the 2033 Notes, May 15, 2033 (two months prior to their maturity date) (the applicable date with respect to the 2029 Notes and the 2033 Notes, each a “Par Call Date”), the Issuer may redeem the 2029 Notes and the 2033 Notes in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

1.  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on June 15, 2029 in the case of the 2029 Notes and May 15, 2033 in the case of the 2033 Notes) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points in the case of the 2029 Notes and 25 basis points in the case of the 2033 Notes, each less (b) interest accrued to the date of redemption and

2.  100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the applicable Par Call Date, the Issuer may redeem the 2029 Notes and the 2033 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC SMBC Nikko Securities America, Inc.

Joint Bookrunners:	Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. MUFG Securities Americas Inc. SG Americas Securities, LLC

Trade Date:	June 11, 2026

Settlement Date (T+3):	June 16, 2026

CUSIP / ISIN:	2029 Notes: 00130H CN3/US00130HCN35 2033 Notes: 00130H CP8/US00130HCP82

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

We expect that delivery of the notes will be made to investors on June 16, 2026, which will be the third business day following the date of the prospectus supplement. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to June 16, 2026 will be required, by virtue of the fact that the notes initially settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained by calling J.P. Morgan Securities LLC at 1-212-834-4533, Wells Fargo Securities, LLC at 1-800-645-3751, Citigroup Global Markets Inc. at 1-800-831-9146, Goldman Sachs & Co. LLC at 1-866-471-2526, or SMBC Nikko Securities America, Inc. at 1-888-868-6856.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.